FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Exhibit No.1 Director/PDMR Shareholding announcement released on 05 September 2008
Exhibit No.2 Rule 8.3- (Informa Plc) announcement released on 08 September 2008
Exhibit No.3 Publication of Prospectus announcement released on 08 September 2008
Exhibit No.4 Publication of Prospectus announcement released on 08 September 2008
Exhibit No.5 Director/PDMR Shareholding announcement released on 09 September 2008
Exhibit No.6 Director/PDMR Shareholding announcement released on 11 September 2008
Exhibit No.7 Additional Listing announcement released on 15 September 2008
Exhibit No.8 Rule 8.3- (Alliance & Leicester plc) announcement released on 17 September 2008
Exhibit No.9 Rule 8.3- (Enodis plc) announcement released on 18 September 2008
Exhibit No.10 Rule 8.3- (Enodis plc) announcement released on 22 September 2008
Exhibit No.11 Rule 8.3- (Alliance & Leicester plc) announcement released on 22 September 2008
Exhibit No.12 Rule 8.3- (Alliance & Leicester plc) announcement released on 22 September 2008
Exhibit No.13 Director/PDMR Shareholding announcement released on 23 September 2008
Exhibit No.14 Rule 8.3- (Enodis plc) announcement released on 24 September 2008
Exhibit No.15 Rule 8.3- (Enodis plc) announcement released on 25 September 2008
Exhibit No.16 Rule 8.3- (Enodis plc) announcement released on 25 September 2008
Exhibit No.17 Publication of Registration Document announcement released on 26 September 2008
Exhibit No.18 Rule 8.3- (Enodis plc) announcement released on 29 September 2008
Exhibit No.19 Publication of Prospectus announcement released on 29 September 2008
Exhibit No.20 Publication of Prospectus announcement released on 29 September 2008
Exhibit No.21 Update announcement released on 30 September 2008

Exhibit No. 1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i
ii
3. Name of
person discharging managerial responsibilities
/
director
Guy Robert Whittaker
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
-
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
Sharesave Options for
Ordinary shares of £0.25
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
Guy Robert Whittaker
8 State the nature of the transaction
Cancellation of
2006
Sharesave Savings
Plan
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
-
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
-
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
Lapse of options ove
r
 4,316

shares following cancellation of Sharesave Savings
Plans
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

-
13. Price per
 share
 or value of transaction
-
14. Date and place of transaction
-
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
537,256

Shares
  0.00332%

1,093,841
 Options
16. Date issuer informed of transaction
-
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes
17 Date of grant
5 September 2008
18. Period during which or date on which it can be exercised
 1 October 2015 to 31 March 2016
19. Total amount paid (if any) for grant of the option
-

20. Description of
shares
 or debentures involved (
class
 and number)

8,994
 Ordinary shares of 25p
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
£1.94
22. Total number of
shares
 or debentures over which options held following notification

1,102,835
23. Any additional information

-
24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099
Name and signature of duly authorised officer of
issuer
 responsible for making notification
Aileen Taylor, Deputy Secretary
Date of notification
5 September
 2008
----------------------------------------------------------------------------------------------------------------------------
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i
ii
3. Name of
person discharging managerial responsibilities
/
director
John Alastair Nigel Cameron
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
-
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
Sharesave Options for Ordinary shares of £0.25
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
John Alastair Nigel Cameron
8 State the nature of the transaction
-
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
-
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
-
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
-
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

-
13. Price per
 share
 or value of transaction
-
14. Date and place of transaction
-
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
-
16. Date issuer informed of transaction
-
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes
17 Date of grant
5 September 2008
18. Period during which or date on which it can be exercised
1 October 2011 to 31 March 2012
19. Total amount paid (if any) for grant of the option
-

20. Description of
shares
 or debentures involved (
class
 and number)

4,845
 Ordinary shares of 25p
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
£1.94
22. Total number of
shares
 or debentures over which options held following notification
2,612,545
23. Any additional information
 -
24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099
Name and signature of duly authorised officer of
issuer
 responsible for making notification
Aileen Taylor, Deputy Secretary
Date of notification
5 September 2008
----------------------------------------------------------------------------------------------------------------------------
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i
ii
3. Name of
person discharging managerial responsibilities
/
director
Mark Andrew Fisher
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
Katherine McHardy
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person
s
 referred to in 3
 and 4
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
Sharesave Options for Ordinary shares of £0.25
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
Mark Andrew Fisher
Katherine McHardy
8 State the nature of the transaction
Cancellation of 2007 Sharesave Savings Plan - Mark Andrew Fisher
Cancellation of
2004, 2005
 and
2006
Sharesave Savings Plan
s - Katherine McHardy
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
-
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
-
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
Lapse of options over

1,876
 shares following cancellation of Sharesave Savings Plans
 - Mark Andrew Fisher
Lapse of options over 2,637 shares following cancellation of Sharesave Savings Plans - Katherine McHardy
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

-
13. Price per
 share
 or value of transaction
-
14. Date and place of transaction
-
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)

31,724
Shares
  0.00019%

1,914,447
  Options

16. Date issuer informed of transaction
-
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes
17 Date of grant
5 September 2008
18. Period during which or date on which it can be exercised
1 October 2011 to 31 March 2012
 - Mark Andrew Fisher
1 October 2013 to 31 March 2014
 - Katherine McHardy
19. Total amount paid (if any) for grant of the option
-

20. Description of
shares
 or debentures involved (
class
 and number)

4,845
  Ordinary shares of 25p
 - Mark Andrew Fisher
8,389 Ordinary shares of 25p - Katherine McHardy
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
£1.94
22. Total number of
shares
 or debentures over which options held following notification

1,927,681
23. Any additional information
 -
24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099
Name and signature of duly authorised officer of
issuer
 responsible for making notification
Aileen Taylor, Deputy Secretary
Date of notification
5 September 2008
----------------------------------------------------------------------------------------------------------------------------
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i
3. Name of
person discharging managerial responsibilities
/
director
Christopher Paul Sullivan
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
-
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
Sharesave Options for Ordinary shares of £0.25
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
Christopher Paul Sullivan
8 State the nature of the transaction
Cancellation of
2003, 2004, 2005 and 2007
Sharesave Savings Plans
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
-
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
-
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
Lapse of options over
4,360
 shares following cancellation of Sharesave Savings Plans
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

-
13. Price per
 share
 or value of transaction
-
14. Date and place of transaction
-
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)

105,082

Shares
  0.00065%

965,007
Options
16. Date issuer informed of transaction
-
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes
17 Date of grant
5 September 2008
18. Period during which or date on which it can be exercised
1 October 2013 to 31 March 2014
19. Total amount paid (if any) for grant of the option
-

20. Description of
shares
 or debentures involved (
class
 and number)

8,389
 Ordinary shares of 25p
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
£1.94
22. Total number of
shares
 or debentures over which options held following notification
973,396
23. Any additional information
 -
24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099
Name and signature of duly authorised officer of
issuer
 responsible for making notification
Aileen Taylor, Deputy Secretary
Date of notification
5 September 2008
----------------------------------------------------------------------------------------------------------------------------
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i
3. Name of
person discharging managerial responsibilities
/
director
Ron Teerlink
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
-
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
Sharesave Options for Ordinary shares of £0.25
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
Ron Teerlink
8 State the nature of the transaction
-
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
-
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
-
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
-
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

-
13. Price per
 share
 or value of transaction
-
14. Date and place of transaction
-
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)

-
16. Date issuer informed of transaction
-
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes
17 Date of grant
5 September 2008
18. Period during which or date on which it can be exercised
1 October 2015 to 31 March 2016
19. Total amount paid (if any) for grant of the option
-

20. Description of
shares
 or debentures involved (
class
 and number)
8,994
 Ordinary shares of 25p
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
£1.94
22. Total number of
shares
 or debentures over which options held following notification

363,439
23. Any additional information
 -
24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099
Name and signature of duly authorised officer of
issuer
 responsible for making notification
Aileen Taylor, Deputy Secretary
Date of notification
5 September 2008
----------------------------------------------------------------------------------------------------------------------------
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i
3. Name of
person discharging managerial responsibilities
/
director
Brian John Crowe
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
-
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
Sharesave Options for Ordinary shares of £0.25
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
Brian John Crowe
8 State the nature of the transaction
-
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
-
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
-
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
-
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

-
13. Price per
 share
 or value of transaction
-
14. Date and place of transaction
-
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)

-
16. Date issuer informed of transaction
-
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes
17 Date of grant
5 September 2008
18. Period during which or date on which it can be exercised
1 October 2013 to 31 March 2014
19. Total amount paid (if any) for grant of the option
-

20. Description of
shares
 or debentures involved (
class
 and number)

8,389
Ordinary shares of 25p
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
£1.94
22. Total number of
shares
 or debentures over which options held following notification

1,115,437
23. Any additional information
 -
24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099
Name and signature of duly authorised officer of
issuer
 responsible for making notification
Aileen Taylor, Deputy Secretary
Date of notification
5 September 2008
----------------------------------------------------------------------------------------------------------------------------
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i
3. Name of
person discharging managerial responsibilities
/
director
Alan Peter Dickinson
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
-
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
Sharesave Options for Ordinary shares of £0.25
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
Alan Peter Dickinson
8 State the nature of the transaction
Cancellation of
 2004, 2006 and 2007
 Sharesave Savings Plans
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
-
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
-
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
Lapse of options over

2,067
 shares following cancellation of Sharesave Savings Plans
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

-
13. Price per
 share
 or value of transaction
-
14. Date and place of transaction
-
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)

15,271

Shares
  0.00009%

1,077,212

  Options
16. Date issuer informed of transaction
-
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes
17 Date of grant
5 September 2008
18. Period during which or date on which it can be exercised
1 October 2011 to 31 March 2012
19. Total amount paid (if any) for grant of the option
-

20. Description of
shares
 or debentures involved (
class
 and number)

4,845
Ordinary shares of 25p
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
£1.94
22. Total number of
shares
 or debentures over which options held following notification
1,082,057
23. Any additional information
 -
24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099
Name and signature of duly authorised officer of
issuer
 responsible for making notification
Aileen Taylor, Deputy Secretary
Date of notification
5 September 2008
----------------------------------------------------------------------------------------------------------------------------
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i
3. Name of
person discharging managerial responsibilities
/
director
Cormac
 Michael
McCarthy
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
-
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
Sharesave Options for Ordinary shares of £0.25
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
Cormac Michael McCarthy
8 State the nature of the transaction
Cancellation of
2004
Sharesave Savings Plan
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
-
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
-
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
Lapse of options over

3,872
 shares following cancellation of Sharesave Savings Plans
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

-
13. Price per
 share
 or value of transaction
-
14. Date and place of transaction
-
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)

34,924

Shares
  0.00021%

792,397
 Options
16. Date issuer informed of transaction
-
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes
17 Date of grant
5 September 2008
18. Period during which or date on which it can be exercised
18
 October 201
3
 to
17 April 2014
19. Total amount paid (if any) for grant of the option
-

20. Description of
shares
 or debentures involved (
class
 and number)

12,845
  Ordinary shares of 25p
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
£1.94
22. Total number of
shares
 or debentures over which options held following notification
805,242
23. Any additional information
 -
24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099
Name and signature of duly authorised officer of
issuer
 responsible for making notification
Aileen Taylor, Deputy Secretary
Date of notification
5 September 2008
----------------------------------------------------------------------------------------------------------------------------
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i
3. Name of
person discharging managerial responsibilities
/
director
Neil James Roden
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
-
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
Sharesave Options for Ordinary shares of £0.25
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
Neil
James Roden
8 State the nature of the transaction
-
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
-
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
-
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
-
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

-
13. Price per
 share
 or value of transaction
-
14. Date and place of transaction
-
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
-
16. Date issuer informed of transaction
-
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes
17 Date of grant
5 September 2008
18. Period during which or date on which it can be exercised
1 October 2013 to 31 March 2014
19. Total amount paid (if any) for grant of the option
-

20. Description of
shares
 or debentures involved (
class
 and number)
8,389
 Ordinary shares of 25p
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
£1.94
22. Total number of
shares
 or debentures over which options held following notification

1,368,868
23. Any additional information
 -
24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099
Name and signature of duly authorised officer of
issuer
 responsible for making notification
Aileen Taylor, Deputy Secretary
Date of notification
5 September 2008
----------------------------------------------------------------------------------------------------------------------------
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i
3. Name of
person discharging managerial responsibilities
/
director
Miller Roy McLean
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
-
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
Sharesave Options for Ordinary shares of £0.25
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
Miller Roy McLean
8 State the nature of the transaction
Cancellation of
2004 and 2006
Sharesave Savings Plans
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
-
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
-
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
Lapse of options over
 1,782
 shares following cancellation of Sharesave Savings Plans
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

-
13. Price per
 share
 or value of transaction
-
14. Date and place of transaction
-
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
1,394,018

Shares
  0.00863%
1,184,976
 Options
16. Date issuer informed of transaction
-
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes
17 Date of grant
5 September 2008
18. Period during which or date on which it can be exercised
1
 October 2011 to 31 March 2012
19. Total amount paid (if any) for grant of the option
-

20. Description of
shares
 or debentures involved (
class
 and number)

4,845
 Ordinary shares of 25p
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
£1.94
22. Total number of
shares
 or debentures over which options held following notification

1,189,821
23. Any additional information
 -
24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099
Name and signature of duly authorised officer of
issuer
 responsible for making notification
Aileen Taylor, Deputy Secretary
Date of notification
5 September 2008
----------------------------------------------------------------------------------------------------------------------------
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i
3. Name of
person discharging managerial responsibilities
/
director
Andrew Martin McLaughlin
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
-
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
Sharesave Options for Ordinary shares of £0.25
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
Andrew Martin McLaughlin
8 State the nature of the transaction
Cancellation of
2006
Sharesave Savings Plan
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
-
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
-
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
Lapse of options o
ver
4,064
 shares following cancellation of Sharesave Savings Plans
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

-
13. Price per
 share
 or value of transaction
-
14. Date and place of transaction
-
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
12,476

Shares
  0.000
0
7%
255,752
 Options
16. Date issuer informed of transaction
-
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes
17 Date of grant
5 September 2008
18. Period during which or date on which it can be exercised
1 October 2011 to 31 March 2012
19. Total amount paid (if any) for grant of the option
-

20. Description of
shares
 or debentures involved (
class
 and number)
4,845
 Ordinary shares of 25p
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
£1.94
22. Total number of
shares
 or debentures over which options held following notification
260,597
23. Any additional information
 -
24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099
Name and signature of duly authorised officer of
issuer
 responsible for making notification
Aileen Taylor, Deputy Secretary
Date of notification
5 September 2008

Exhibit No.2

                                                                                                                 FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Coutts & Co (wholly-owned subsidiary of The Royal Bank of Scotland Group plc)
Company dealt in	Informa Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.001
Date of dealing	Late Disclosures. Latest Disclosure 07/07/08-Please see the table in Section 3 (a).

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	6,595,527	(1.5521)	0	(0.0)
(2) Derivatives (other than options)	0	(0.0)	0	(0.0)
(3) Options and agreements to purchase/sell	0	(0.0)	0	(0.0)
Total	6,595,527	(1.5521)	0	(0.0)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
13/06/08 Sale Sale Sale Sale Sale 16/06/08 Sale Sale Sale Sale Sale 07/07/08 Sale	1,496,474 222,804 222,821 222,865 222,036 38,329 38,335 38,194 257,416 38,326 167,781	4.3806 GBP 4.3806 GBP 4.3806 GBP 4.3806 GBP 4.3806 GBP 4.4967 GBP 4.4967 GBP 4.4967 GBP 4.4967 GBP 4.4967 GBP 4.2181 GBP

(b)
    Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities
(i)
    Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	08 September 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected	Informa plc
If a connected EFM, state nature of connection (Note 10)	Adviser

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No.3

Publication of Prospectus

The following prospectus has been
approved by the
UK Listing Authority and is available for viewing:

Supplementary Prospectus for The Royal Bank of Scotland Group plc
 and
The Royal Bank of Scotland plc £5
0
,000,000,000 Euro Medium Term Note Programme

To view
 the full document
,
 please paste the following
URL
 into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9881C_-2008-9-8.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact
:

Ron Huggett
Director, Capital Management & Securitisation
The Royal Bank of Scotland Group plc
5
th
 Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the
Supplementary
Prospectus
(and the Prospectus to which it relates)
may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus
 is not addressed. Prior
 to relying on the information contained in the Prospectus
and the Supplementary Prospectus
you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to
access
this service is conditional upon complying with the above requirement.

Exhibit No. 4

Publication of Prospectus

The following prospectus has been
approved by the
UK Listing Authority and is available for viewing:

Supplementary
Offering Memorandum
 for The Royal Bank of Scotland Group plc
 and
The Royal Bank of Scotland plc
US$35,000,000,000
 Medium
-
Term Note Program

To view
 the full document
,
 please paste the following
URL
 into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9884C_-2008-9-8.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact
:

Ron Huggett
Director, Capital Management & Securitisation
The Royal Bank of Scotland Group plc
5
th
 Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the
Supplementary
Prospectus
(and the Prospectus to which it relates)
may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus
 is not addressed. Prior
 to relying on the information contained in the Prospectus
and the Supplementary Prospectus
you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to
access
this service is conditional upon complying with the above requirement.

Exhibit No.5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING
 MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
iii

3. Name of person discharging managerial responsibilities/director

Sir Fred Goodwin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

51

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£
2.
46

14. Date and place of transaction

8 September 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,118,
7
92

shares 0.
0
069
3
%

16. Date issuer informed of transaction

8 September
2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23
. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
9 September 2008

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director
Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8
.
 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

51

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£
2.4
6

14. Date and place of transaction

8 September 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,
394,0
69
  0.0
0863
%

16. Date issuer informed of transaction

8 September 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
.
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23
. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

9 September 2008

----------------------------------------------------------------------------------------------------------------------------
1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director

Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8
.
 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
51

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£
2.4
6

14. Date and place of transaction

8 September 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,000,
5
05
  0.00
619
%

16. Date issuer informed of transaction

8 September 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
.
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23
. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

9 September 2008

----------------------------------------------------------------------------------------------------------------------------
1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director

Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8
.
 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

51

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£
2.4
6

14. Date and place of transaction

8 September 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

233,
813

 shares 0.00
144
%

16. Date issuer informed of transaction

8 September 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
.
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23
. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
9 September 2008

----------------------------------------------------------------------------------------------------------------------------
1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8
.
 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

51

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£
2.4
6

14. Date and place of transaction

8 September 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

10
5
,
133
 shares 0.00
06
5
%

16. Date issuer informed of transaction

8 September 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
.
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23
. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification

9 September 2008

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director

Andrew Martin McLaughlin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
20

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£
2.4
6

14. Date and place of transaction

8 September 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

12,4
96
shares 0.00
007
%

16. Date issuer informed of transaction
8 September 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
9 September 2008

--------------------------------------------------------------------------------------------------------------------------

Exhibit No.6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director
Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Adam & Company (Nominees) Limited

8 State the nature of the transaction
Sale
 of shares

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

6
0,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£
2.48

14. Date and place of transaction

1
0 September
2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,334,069
  0.00
826
%

16. Date issuer informed of transaction

1
0 September
2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor
, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor
, Head of Group Secretariat

Date of notification

1
1

September
2008

Exhibit No.7

Additional Listing

The Royal Bank of Scotland Group plc (the "Company") announces that an application has been made to the UK Listing Authority for admission to the Official List and the London Stock Exchange for the admission to trading of 403,467,406 ordinary shares of 25p each in the Company.

As announced in the Company's interim results announcement on 8 August 2008, these shares will be allotted today, Monday, 15 September 2008, to existing shareholders of the Company by way of a capitalisation issue on the basis of 1 new ordinary share for every 40 shares held on the Record Date of Friday, 12 September 2008.

These new shares will rank pari passu with existing Company shares.

Exhibit No.8

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group plc
Company dealt in	Alliance & Leicester plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.50
Date of dealing	16 September 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5,269,940	(1.2516%)	0	(0.0%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	5,269,940	(1.2516%)	0	(0.0%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase	1,614,000 2,000,000	2.6711 GBP 2.6802 GBP

(b)
    Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	17 September 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No.9

  FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Enodis plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	17 September 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,794,412	(1.2999%)	0	(0%)
(2) Derivatives (other than options)	0	(0%)	0	(0%)
(3) Options and agreements to purchase/sell	0	(0%)	0	(0%)
Total	4,794,412	(1.2999%)	0	(0%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Sale Sale Sale	2,537 1,663 2,440,000 1,000,000 551 4,200 453 98	3.1050 GBP 3.1075 GBP 3.1244 GBP 3.1247 GBP 3.1379 GBP 3.1060 GBP 3.1375 GBP 3.1400 GBP

 (b)
    Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	18 September 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No.10

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Enodis plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	19 September 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,742,425	(1.2903%)	54,518	(0.0148%)
(2) Derivatives (other than options)	0	(0%)	0	(0%)
(3) Options and agreements to purchase/sell	0	(0%)	0	(0%)
Total	4,742,425	(1.2903%)	54,518	(0.0148%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	106,505 213,010	3.1900 GBP 3.1900 GBP

 (b)
    Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	22 September 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No.11

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Alliance & Leicester Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.50
Date of dealing	18 September 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5,203,046	(1.2358%)	0	(0.0%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	5,203,046	(1.2358%)	0	(0.0%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale*	66,894	2.7384 GBP

* Trade booked on 19/9/08 for 18/9/08.

(b)
    Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	22 September 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No.12

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group plc
Company dealt in	Alliance & Leicester plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.50
Date of dealing	19 September 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	3,230,280	(0.7672%)	62,221	(0.0148%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	3,230,280	(0.7672%)	62,221	(0.0148%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale Sale Sale	121,555 1,116,432 797,000 243,110	2.8800 GBP 2.8600 GBP 2.8769 GBP 2.8800 GBP

(b)
    Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	22 September 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No.13

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i
ii
3. Name of person discharging managerial responsibilities/director
Lawrence
 Kingsbaker Fish
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Goldman Sachs Securities
 (Nominees) Limited
8 State the nature of the transaction
Sale
 of shares

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

14
0,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£
2.2336

14. Date and place of transaction

22
 September
2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

182,309
  0.00
110
%

16. Date issuer informed of transaction

22
 September
2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor
, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor
, Head of Group Secretariat

Date of notification

23

September
2008

Exhibit No.14

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Enodis plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	22 September 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,742,425	(1.2857%)	54,518	(0.0148%)
(2) Derivatives (other than options)	0	(0%)	0	(0%)
(3) Options and agreements to purchase/sell	0	(0%)	0	(0%)
Total	4,742,425	(1.2857%)	54,518	(0.0148%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Sale	2,598 602 3,200	3.2000 GBP 3.2025 GBP 3.2005 GBP

 (b)
    Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	24 September 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No.15

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Enodis plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	24 September 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,742,425	(1.2857%)	42,376	(0.0115%)
(2) Derivatives (other than options)	0	(0%)	0	(0%)
(3) Options and agreements to purchase/sell	0	(0%)	0	(0%)
Total	4,742,425	(1.2857%)	42,376	(0.0115%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	33,000 33,000	3.2000 GBP 3.2000 GBP

 (b)
    Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	25 September 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No.16

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Enodis plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	23 September 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,742,425	(1.2857%)	42,376	(0.0115%)
(2) Derivatives (other than options)	0	(0%)	0	(0%)
(3) Options and agreements to purchase/sell	0	(0%)	0	(0%)
Total	4,742,425	(1.2857%)	42,376	(0.0115%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase * TOTAL: Sale Sale TOTAL:	8,435 24,284 32,719 2,388 18,189 20,577	3.1968 GBP 3.1975 GBP 3.1950 GBP 3.1975 GBP

*Increased by 12
,
142 to 24,284 due to late booking on
24/09/2008

 (b)
    Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	25 September 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No.17

Publication of
Registration Document

The following
registration document
 has been
approved by the
UK Listing Authority and is available for viewing:

Registration Document for The R
oyal Bank of Scotland Group plc

To view
 the full document
,
 please paste the following
URL
 into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4934E_-2008-9-26.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact
:

Ron Huggett
Director, Capital Management & Securitisation
The Royal Bank of Scotland Group plc
5
th
 Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

Exhibit No.18

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Enodis plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	26 September 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,784,801	(1.2972%)	42,376	(0.0115%)
(2) Derivatives (other than options)	0	(0%)	0	(0%)
(3) Options and agreements to purchase/sell	0	(0%)	0	(0%)
Total	4,784,801	(1.2972%)	42,376	(0.0115%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Sale Sale Sale	8,781 42,376 1,938 3,147 3,696	3.1845 GBP 3.2025 GBP 3.1825 GBP 3.1850 GBP 3.1875 GBP

 (b)
    Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	29 September 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No.19

Publication of Prospectus

The following prospectus has been
approved by the
UK Listing Authority and is available for viewing:

Supplementary Prospectus for The Royal Bank of Scotland Group plc
 and
The Royal Bank of Scotland plc £5
0
,000,000,000 Euro Medium Term Note Programme

To view
 the full document
,
 please paste the following
URL
 into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6112E_-2008-9-29.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact
:

Ron Huggett
Director, Capital Management & Securitisation
The Royal Bank of Scotland Group plc
5
th
 Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the
Supplementary
Prospectus
(and the Prospectus to which it relates)
may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus
 is not addressed. Prior
 to relying on the information contained in the Prospectus
and the Supplementary Prospectus
you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to
access
this service is conditional upon complying with the above requirement.

Exhibit No.20

;
Publication of Prospectus

The following prospectus has been
approved by the
UK Listing Authority and is available for viewing:

Supplementary
Offering Memorandum
 for The Royal Bank of Scotland Group plc
 and
The Royal Bank of Scotland plc
US$35,000,000,000
 Medium
-
Term Note Program

To view
 the full document
,
 please paste the following
URL
 into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6122E_-2008-9-29.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact
:

Ron Huggett
Director, Capital Management & Securitisation
The Royal Bank of Scotland Group plc
5
th
 Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the
Supplementary
Prospectus
(and the Prospectus to which it relates)
may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus
 is not addressed. Prior
 to relying on the information contained in the Prospectus
and the Supplementary Prospectus
you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to
access
this service is conditional upon complying with the above requirement.

Exhibit No.21

;
The
Royal Bank of Scotland
Group plc

("RBS")
Statement

on

RFS Holdings
29 September 200
8

Further to the announcements by Fortis
yesterday
,
RBS confirm
s
 that the sale of Fortis interests in RFS Holdings would not affect the integration benefits envisaged by RBS, no
r

would
it affect the businesses to be retained by
RBS
.

Fortis has
already
paid in full in cash for its shares in RFS Holdings, and should it sell this holding the financial consequences would lie with
 Fortis.

The plan for the separation from ABN AMRO of the businesses to be acquired by Fortis has been designed to maintain the strength and integrity of ABN AMRO, and is scheduled to complete in H2 2009, subject to regulatory approval.

ENQUIRIES:

Richard O'Connor
Head of Investor Relations
0207 672 1763
07909 873 681

Andrew McLaughlin
Group Director, Communications
0131 626 3868
07786 111 689

- End -

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 September 2008

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat